

MAIL STOP 7010

September 29, 2006

Mike Kinney
Chairman of the Board
Husker Ag, LLC
54048 Highway 20
Plainview, NE 68769

RE: Registration Statement on Form S-3
File No. 333-137122
Filed September 5, 2006
Quarterly Report on Form 10-Q for the period ended June 30, 2006

Dear Mr. Kinney:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

1. The ability of the board of directors to issue calls for periodic payments after the exercise of the subscription rights, in addition to the delay in issuing the membership units until all payments have been made, gives the offering the appearance of a delayed primary offering under Rule 415(a)(1)(x), which the company is not eligible to do on Form S-3. Please provide a detailed legal analysis of why this offering should not be treated as a delayed primary offering under Rule 415(a)(1)(x).

2. We note that the company will receive only 10% of the subscription amount upon subscription by members. Please address on a supplemental basis the effect that receiving less than the full subscription amount will have on the validity of the membership units. We

note, for example, that it appears units will not be fully paid and non-assessable upon conclusion of the offering.

Prospectus Cover Page

3. Please limit the cover page to the information required by Item 501 of Regulation S-K.

4. Please disclose the level of participation of your officers and directors in purchasing the rights.

Prospectus Summary, page 2

5. Please disclose whether you are currently in negotiations to secure the required financing to complete the plant expansion.

6. Please clarify that holders who exercise their subscription rights will not receive the membership units and the associated rights, including voting rights, until the company makes the final call.

Questions and Answers

7. Please include disclosure in this section that the closing of the rights offering is subject to the execution of a definitive financing agreement.

What are the United States federal income tax consequences…, page 7

8. Please disclose that this information is counsel's opinion and identify counsel here.

Reasons for the Rights Offering, page 22

9. Please briefly describe the options considered by the board.

Terms of Payment – Oversubscription Rights, page 24

10. Please clarify whether the 10% down payment is for the basic subscription rights or if also includes any oversubscriptions rights.

Rights of Subscribers, page 26

11. Disclose when you anticipate issuing the member ship units.

Determination of Subscription Price, page 27

12. We note the disclosure on page 27 in which you refer to "other factors" taken into account by your board in deciding to use the same price as in your initial public offering. Please revise to remove this vague disclosure or discuss these other factors.

Material United States Federal Income Tax Considerations, page 29

13. Please delete the term "certain" in the first sentence.

14. Please clearly set forth counsel's opinion on whether the registrant will be treated as a partnership.

Subscription Application and Agreement
Representations and Warranties of the Member, page A-6

15. We regard as inappropriate for the subscription agreement to require the holder to acknowledge that he or she has reviewed or understands the prospectus since this acts as a disclaimer and the agreement should be consistent with the disclosure in the prospectus. Please revise to delete this requirement.

Exhibit 5 – Legal Opinion

16. The sentence "We are delivering this opinion to the Company solely to satisfy the requirement of the Securities and Exchange Commission set forth in Item 601(a) and Item 601(b)(5)(i) of Regulation S-K under the Securities Act, as amended, and no other person may rely on this opinion without our prior written consent…" implies that investors cannot rely on this opinion. Please revise to remove this implication.

Exhibit 8 – Tax Opinion

17. We note the statement in the first sentence of the eighth paragraph. Please delete this statement or ensure that the opinion is dated as of the date the registration statement is declared effective.

18. Please delete the last sentence in the eighth paragraph as it implies that investors cannot rely on this opinion.

Quarterly Report on Form 10-Q for the period ended June 30, 2006

Item 4: Controls and Procedures, page 29

19. Disclose when the material weaknesses were identified, by whom they were identified and when they first began.

20. Please specify the control weaknesses that resulted in problems with accurate reporting and disclosure of amounts and other disclosure items in your financial statements.

21. We note that management is in the process of developing additional procedures to help address the material weakness and that you have taken the following remedial actions: responsibilities for certain accounting functions have been delegated and/or reassigned among your available personnel; review procedures have been implemented for certain accounting functions to allow for greater oversight and cross-review; and you are in the process of documenting formal accounting policies and internal controls. Please describe these functions, procedures, and policies with greater specificity and disclose when they were implemented.

22. Please explain how you arrived at the conclusion that during your second fiscal quarter ended June 30, 2006, there were no significant changes in your internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting in light of the fact that you appear to have taken remedial action to address material deficiencies. It would seem that these remedial measures would materially affect your internal control over financial reporting. Please revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Closing Comments

We note your statement that you will file a prospectus supplement to set forth the names of any underwriters, dealers, or agents and their arrangements with the selling shareholders. However, to the extent that any successor(s) to the named selling stockholder wish to sell under this prospectus please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances as well.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Craig Slivka at (202) 551-3729 or in his absence Chris Edwards at (202) 551-3742 with any questions.

Sincerely,

Assistant Director
Pamela A. Long

CC: Dennis Fogland
       401-231-8556